UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

LyondellBasell Industries N.V.

(Name of Issuer)

Ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International Chemicals LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,144,973 shares
	8	SHARED VOTING POWER 36,312,895 shares
	9	SOLE DISPOSITIVE POWER 41,144,973 shares
	10	SHARED DISPOSITIVE POWER 36,312,895 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,457,868 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.23%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,410,824 ordinary shares issued and outstanding as of October 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed by the Issuer on November 1, 2019.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,457,868 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,457,868 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,457,868 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.23%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages are based on an aggregate of 333,410,824 ordinary shares issued and outstanding as of October 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed by the Issuer on November 1, 2019.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,457,868 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,457,868 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,457,868 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.23%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,410,824 ordinary shares issued and outstanding as of October 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed by the Issuer on November 1, 2019.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,457,868 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,457,868 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,457,868 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.23%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,410,824 ordinary shares issued and outstanding as of October 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed by the Issuer on November 1, 2019.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,457,868 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,457,868 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,457,868 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.23%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,410,824 ordinary shares issued and outstanding as of October 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed by the Issuer on November 1, 2019.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,864,501 shares
	8	SHARED VOTING POWER 77,457,868 shares
	9	SOLE DISPOSITIVE POWER 5,864,501 shares
	10	SHARED DISPOSITIVE POWER 77,457,868 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,457,868 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.23%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,410,824 ordinary shares issued and outstanding as of October 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed by the Issuer on November 1, 2019.

Amendment No. 13 to Schedule 13D

This amendment to Schedule 13D is being filed by AI International Chemicals LLC (formerly AI International Chemicals S.à r.l) (“AIIC”), Len Blavatnik, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and AI Investments Holdings LLC (“AIIH”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) and relates to the ordinary shares of LyondellBasell Industries N.V. (the “Issuer”) held by the Reporting Persons and the change in ownership in such ordinary shares as a result of the re-domiciliation of AIIC from a Luxembourg entity to a Delaware limited liability company and as a result of certain open market purchases of ordinary shares of the Issuer.

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed on February 23, 2011, Amendment No. 2, filed on February 16, 2012, Amendment No. 3, filed on December 17, 2012, Amendment No. 4, filed on August 5, 2013, Amendment No. 5, filed on December 31, 2014, Amendment No. 6, filed on June 10, 2015, Amendment No. 7, filed on March 17, 2016, Amendment No. 8, filed on February 6, 2017, Amendment No. 9, filed on February 14, 2017, Amendment No. 10, filed on January 8, 2018, Amendment No. 11, filed on November 14, 2018, and Amendment No. 12, filed on July 15, 2019, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 13. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2	Identity and Background

The disclosure in Item 2 with respect to the identity and background of AIIC is hereby amended and restated as follows to reflect that AIIC renamed itself from “AI International Chemicals S.à r.l” to “AI International Chemicals LLC” and re-domiciled as a Delaware limited liability company.

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship

AI International Chemicals LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Floor New York, NY 10019	Holding Issuer Securities	Delaware

The agreement among the Reporting Persons relating to the joint filing of this amendment to Schedule 13D is filed as Exhibit 99.1.13 hereto.

Item 5	Interest in Securities of the Issuer.

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The 77,457,868 ordinary shares reported in this Schedule 13D include (i) 41,144,973 ordinary shares owned directly by AIIC, (ii) 3,522,699 ordinary shares owned directly by AIPH Holdings LLC, (iii) 16,000,000 ordinary shares owned directly by AI European Holdings S.à r.l (“AIEH”), (iv) 74,028 ordinary shares owned directly by Altep 2010 L.P. (“Altep 2010”), (v) 74,754 ordinary shares owned directly by Altep 2011 L.P. (“Altep 2011”), (vi) 72,772 ordinary shares owned directly by Altep 2014 L.P. (“Altep 2014”), (vii) 10,456,829 ordinary shares owned directly by AI Chemical Holdings LLC, (viii) 5,864,501 ordinary shares owned directly by AIIH, and (ix) 247,312 ordinary shares owned directly by AI Altep Investments LLC.

Each of AIIH, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIC because (i) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC, (ii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, which controls a majority of the outstanding voting interests in AIIC, and (iii) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held directly by AIIC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIPH Holdings LLC because (i) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIPH Holdings LLC, (ii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, (iii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIPH Holdings LLC, and (iv) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Because of its relationships with the other Reporting Persons, AIIC may be deemed to share investment and voting power over the ordinary shares held directly by AIPH Holdings LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held directly by AIPH Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIEH because (i) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the voting interests in Access Industries, LLC, (ii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and Access Industries Investment Holdings LLC, (iii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC and controls AI International GP Limited, which is the general partner of AI SMS L.P., which is the sole member of Access Industries Investment Holdings LLC, which controls AI European Holdings GP Limited, which is the general partner of AI European Holdings L.P., which controls AIEH, and (iv) Access Industries Holdings LLC holds a majority of the equity of AI SMS L.P. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held by AIEH.

Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by Altep 2010, Altep 2011, Altep 2014 and AI Altep Investments LLC because (i) he controls AI Altep Holdings, Inc., and (ii) AI Altep Holdings, Inc. is the general partner of each of Altep 2010, Altep 2011 and Altep 2014 and owns all of the membership interests in AI Altep Investments LLC. Because of their relationships with the other Reporting Persons, each of AIIC, Access Industries Holdings LLC, Access Industries, LLC and Access Industries Management, LLC may be deemed to share investment and voting power over the ordinary shares owned directly by Altep 2010, Altep 2011, Altep 2014 and AI Altep Investments LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the ordinary shares held directly by each of Altep 2010, Altep 2011, Altep 2014 and AI Altep Investments LLC.

Each of Access Industries Management, LLC, Access Industries Holdings LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AI Chemical Holdings LLC because (i) Mr. Blavatnik controls Access Industries Management, LLC, (ii) Access Industries Holdings LLC owns a majority of the membership interests in RSB 2 Limited which is the sole member of AI Chemical Holdings LLC, and (iii) Access Industries Management, LLC controls AI Chemical Holdings LLC. Because of their relationships with the other Reporting Persons, each of AIIC and Access Industries, LLC may be deemed to share investment and voting power over the ordinary shares beneficially held directly by AI Chemical Holdings LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held by AI Chemical Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIH because (i) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH, (ii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, (iii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, and (iv) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Each of the Reporting Persons (other than AIIH) and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held directly by AIIH.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by the Reporting Persons within the 60 days prior to this filing:

On August 29, 2019, AIIH purchased 98,583 ordinary shares of the Issuer at a weighted average purchase price of $74.8741 per share in open market transactions.

On September 3, 2019, AIIH purchased 665,918 ordinary shares of the Issuer at a weighted average purchase price of $74.5752 per share in open market transactions.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 of the Schedule is hereby amended and supplemented to include the following:

The Reporting Persons maintain margin credit arrangements with various financial institutions for general corporate and other purposes. The margin credit arrangements are revolving in nature, and the obligations from time to time outstanding thereunder are secured by pledges of ordinary shares of the Issuer beneficially owned by such Reporting Persons. From time to time the ordinary shares pledged to secure margin credit obligations may represent between 40% and 60% of the Reporting Persons’ aggregate holdings of ordinary shares of the Issuer. The Reporting Persons retain full voting power for such shares. The margin credit arrangements include customary default provisions and remedies, including a right of the margin credit providers to vote and dispose of the shares if a default were to occur and the default was not cured within the applicable grace period.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit Number	Description

99.1.13	Joint Filing Agreement, dated as of November 8, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2019

AI INTERNATIONAL CHEMICALS LLC

By:	Access Industries Management, LLC, Its Manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

LEN BLAVATNIK

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Attorney-in-Fact

ACCESS INDUSTRIES HOLDINGS LLC

By:	Access Industries Management, LLC, Its Manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES, LLC

By:	Access Industries Management, LLC, Its Manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AI INVESTMENTS HOLDINGS LLC

By:	Access Industries Management, LLC, Its Manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President